UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 28, 2009

*This Report on Form 6-K shall be incorporated by reference in
our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the
extent not superseded by documents or reports subsequently filed by us under the Securities Act of
1933 or the Securities Exchange Act of 1934, in each case as amended*

Commission file number: 1-14846

AngloGold Ashanti Limited
(Name of Registrant)

76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is
also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: Unaudited condensed consolidated financial statements as of June 30, 2009 and
December 31, 2008 and for each of the six month periods ended June 30, 2009 and
2008, prepared in accordance with U.S. GAAP, and related management's discussion
and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Prepared in accordance with US GAAP

	Six months ended June 30,	
	2009 (unaudited)	**2008** (unaudited)
	(in US Dollars, millions, except for share data)	
Sales and other income	1,501	1,908
Product sales	1,441	1,886
Interest, dividends and other	60	22
Cost and expenses	1,148	2,020
Production costs	955	948
Exploration costs	51	70
Related party transactions	(7)	(5)
General and administrative	73	64
Royalties	36	42
Market development costs	6	6
Depreciation, depletion and amortization	285	300
Interest expense	57	40
Accretion expense	8	12
Employment severance costs	6	5
Profit on sale of assets, realization of loans, indirect taxes and other (see note E)	(83)	(47)
Non-hedge derivative (gain)/loss (see note F)	(239)	561
Other operating items	-	24
Income/(loss) from continuing operations before income tax and equity income in affiliates	353	(112)
Taxation expense (see note G)	(154)	(67)
Equity income/(loss) in affiliates	44	(89)
Net income/(loss) from continuing operations	243	(268)
Discontinued operations (see note H)	-	23
Net income/(loss)	243	(245)
Less: Net income attributable to noncontrolling interests	(13)	(26)
Net income/(loss) – attributable to AngloGold Ashanti	230	(271)
Net income/(loss) – attributable to AngloGold Ashanti		
Income/(loss) from continuing operations	230	(294)
Discontinued operations	-	23
	230	(271)
Income/(loss) per share attributable to AngloGold Ashanti common stockholders: (cents) (see note J)		
From continuing operations		
Ordinary shares	65	(105)
E Ordinary shares	33	(52)
Ordinary shares – diluted	64	(105)
E Ordinary shares – diluted	32	(52)
Discontinued operations		
Ordinary shares	-	8
E Ordinary shares	-	4
Ordinary shares – diluted	-	8
E Ordinary shares – diluted	-	4
Net (loss)/income		
Ordinary shares	65	(97)
E Ordinary shares	33	(48)
Ordinary shares – diluted	64	(97)
E Ordinary shares – diluted	32	(48)
Weighted average number of shares used in computation		
Ordinary shares	354,588,988	278,372,787
E Ordinary shares – basic and diluted	3,918,250	4,093,776
Ordinary shares - diluted	355,496,294	278,372,787
Dividend declared per ordinary share (cents)	5	7
Dividend declared per E ordinary share (cents)	3	3

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
Prepared in accordance with US GAAP

	At June 30, 2009	At December 31, 2008
	(unaudited)	
	(in US Dollars, millions)	
ASSETS		
Current assets	4,177	2,947
Cash and cash equivalents	2,305	575
Restricted cash	63	44
Receivables	489	224
Trade	64	39
Recoverable taxes, rebates, levies and duties	62	64
Related parties	9	4
Other	354	117
Inventories (see note C)	639	552
Materials on the leach pad (see note C)	50	49
Derivatives	461	571
Deferred taxation assets	106	150
Assets held for sale (see note M)	64	782
Property, plant and equipment, net	5,160	4,765
Acquired properties, net	830	814
Goodwill and other intangibles, net	167	152
Derivatives	2	-
Other long-term inventory (see note C)	33	40
Materials on the leach pad (see note C)	296	261
Other long-term assets (see note N)	469	421
Deferred taxation assets	52	51
Total assets	11,186	9,451
LIABILITIES AND EQUITY	3,350	3,445
Current liabilities		
Accounts payable and other current liabilities	553	550
Derivatives	1,710	1,758
Short-term debt (see note D)	1,046	1,067
Tax payable	34	28
Liabilities held for sale (see note M)	7	42
Other non-current liabilities	153	117
Long-term debt (see note D)	1,685	873
Derivatives	251	130
Deferred taxation liabilities	1,136	1,008
Provision for environmental rehabilitation	335	302
Provision for labor, civil, compensation claims and settlements	42	31
Provision for pension and other post-retirement medical benefits	168	139
Commitments and contingencies	-	-
Equity	4,066	3,406
Common stock		
600,000,000 (2008 – 400,000,000) authorized common stock of 25 ZAR cents each		
Stock issued 2009 – 354,241,602 (2008 – 353,483,410)	12	12
Additional paid in capital	7,533	7,502
Accumulated deficit	(2,832)	(3,044)
Accumulated other comprehensive income (see note K)	(749)	(1,148)
Total AngloGold Ashanti stockholders' equity	3,964	3,322
Noncontrolling interests	102	84
Total liabilities and equity	11,186	9,451

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Prepared in accordance with US GAAP

	Six months ended June 30,	
	2009 (unaudited)	**2008** (unaudited)
	(in US Dollars, millions)	
Net cash provided by operating activities	327	192
Net income/(loss)	243	(245)
Reconciled to net cash provided by operations:		
Profit on sale of assets, realization of loans, indirect taxes and other	(83)	(47)
Depreciation, depletion and amortization	285	300
Deferred taxation	57	11
Movement in non-hedge derivatives	(35)	290
Equity income in affiliates	(44)	89
Dividends received from affiliates	77	44
Other non cash items	(34)	(12)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	8	9
Effect of changes in operating working capital items:		
Receivables	(74)	(20)
Inventories	(117)	(152)
Accounts payable and other current liabilities	44	(73)
Net cash provided by continuing operations	327	194
Net cash used in discontinued operations	-	(2)
Net cash generated/(used) in investing activities	292	(520)
Increase in non-current investments	(22)	(41)
Additions to property, plant and equipment	(499)	(558)
Proceeds on sale of mining assets	895	32
Proceeds on sale of discontinued assets	-	10
Proceeds on sale of investments	25	41
Proceeds on sale of affiliate	-	50
Cash outflows from derivatives purchased	(98)	(31)
Change in restricted cash	(9)	(23)
Net cash generated by financing activities	1,039	344
Net repayments of debt	(1,135)	(25)
Issuance of stock	14	11
Share issue expenses	(1)	-
Net proceeds from debt	1,961	406
Debt issue costs	(11)	-
Cash inflows/(outflows) from derivatives with financing	229	(24)
Advanced proceeds from rights offer	-	1
Dividends paid to common stockholders	(18)	(18)
Dividends paid to noncontrolling interests	-	(7)
Net increase in cash and cash equivalents	1,658	16
Effect of exchange rate changes on cash	72	(26)
Cash and cash equivalents – January 1,	575	477
Cash and cash equivalents – June 30,	2,305	467

ANGLOGOLD ASHANTI LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Prepared in accordance with US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2009
(unaudited)
(In millions, except share information)

					AngloGold Ashanti stockholders		
	Common stock	Common stock $	Additional paid in capital $	Accumulated other comprehensive income $	Accumulated deficit $	Noncontrolling interests $	Total $
Balance – December 31, 2008	352,627,761	12	7,502	(1,148)	(3,044)	84	3,406
Net income					230	13	243
Translation gain				296		4	300
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax of $27 million				65		1	66
Net gain on cash flow hedges, net of tax of $6 million				12			12
Hedge ineffectiveness on cash flow hedges, net of tax of $nil million				5			5
Net gain on available-for-sale financial assets arising during the period, net of tax of $nil million				21			21
Other comprehensive income							404
Comprehensive income							647
Stock issues as part of Share Incentive Scheme	757,011	-	18				18
Stock issues in exchange for E Ordinary shares cancelled	1,181	-	1				1
Stock issues transferred from Employee Share Ownership Plan to exiting employees	29,199	-	1				1
Stock based compensation expense			11				11
Dividends					(18)		(18)
Balance – June 30, 2009	353,415,152	12	7,533	(749)	(2,832)	102	4,066

ANGLOGOLD ASHANTI LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Prepared in accordance with US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2008
(unaudited)
(In millions, except share information)

	AngloGold Ashanti stockholders						
	Common stock	Common stock $	Additional paid in capital $	Accumulated other comprehensive income $	Accumulated deficit $	Noncontrolling interests $	Total $
Balance – December 31, 2007	276,544,061	10	5,607	(625)	(2,440)	63	2,615
Net (loss)/income					(271)	26	(245)
Translation loss				(102)		(3)	(105)
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax of $71 million				62		1	63
Net loss on cash flow hedges, net of tax of $66 million				(33)			(33)
Net loss on available-for-sale financial assets arising during the period, net of tax of $2 million				(7)			(7)
Release on disposal of available-for-sale financial assets during the period, net of tax of $nil million				(1)			(1)
Other comprehensive income							(83)
Comprehensive income							(328)
Stock issues as part of Share Incentive Scheme	437,243	-	13				13
Stock issues in exchange for E Ordinary shares cancelled	94	-	1				1
Stock issues transferred from Employee Share Ownership Plan to exiting employees	32,455	-	1				1
Stock based compensation expense			24				24
Dividends					(18)	(7)	(25)
Balance – June 30, 2008	277,013,853	10	5,646	(706)	(2,729)	80	2,301

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2009

Prepared in accordance with US GAAP

Note A. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

The balance sheet as at December 31, 2008 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2008.

Certain amounts for the six months ended June 30, 2008 and at December 31, 2008 have been revised. The Company adopted FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS160"), which requires the noncontrolling interests to be classified as a separate component of net income and equity.

Note B. Accounting developments

Recently adopted pronouncements

Subsequent events

In May 2008, the FASB issued FASB Statement No. 165, "Subsequent Events" ("SFAS165"). SFAS165 is intended to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS165 requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued. In particular, the provisions of SFAS165 include:

- The period after the balance sheet date during which management should evaluate events or transactions for potential recognition or disclosure;
- The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date;
- The disclosures that an entity should make about such events or transactions.

SFAS165 is effective for interim and annual periods ending after June 15, 2009. The adoption of SFAS165 had no impact on the Company's financial statements.

Fair value determination when there is no active market

In April 2009, the FASB issued FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, "Fair Value Measurements" ("SFAS157"), when the volume and level of activity have significantly decreased. FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The adoption of FSP FAS 157-4 had no impact on the Company's financial statements.

Recognition and presentation of other-than-temporary impairments

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2 and FAS 124-2"), which: (i) clarifies the factors that should be considered when determining whether a debt security is other than temporarily impaired, (ii) provides guidance on the amount recognized of an other-than-temporary impairment and (iii) expands the disclosures required.

FSP FAS 115-2 and FAS 124-2 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP FAS 115-2 and FAS 124-2 had no impact on the Company's financial statements. See note N "Other long-term assets" for additional information.

Prepared in accordance with US GAAP

Note B. Accounting developments (continued)

Recently adopted pronouncements (continued)

Interim disclosures about fair value of financial instruments

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP FAS 107-1 and APB 28-1"). FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS107"), to require disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 apply to all financial instruments within the scope of SFAS107, as defined by Opinion 28. FSP FAS 107-1 and APB 28-1 shall be effective for interim reporting periods ending after June 15, 2009. The adoption of FSP FAS 107-1 and APB 28-1 had no impact on the Company's financial statements.

Assets and liabilities from contingencies in business combinations

In April 2009, the FASB issued FSP FAS 141(R)–1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("FSP FAS 141(R)–1"). FSP FAS 141(R)–1 amends and clarifies FASB Statement No. 141 (revised 2007), "Business Combinations" issues raised on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R)–1 applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies within the scope of Statement 5 if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in Statement 141(R). FSP FAS 141(R)–1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The Company adopted the provisions of FSP FAS 141(R)–1 on January 1, 2009 to be applied to all future business combinations.

Equity method investment

In November 2008, The Emerging Issues Task Force ("EITF") reached consensus on Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 provides guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee's issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. EITF 08-6 was effective for the Company's fiscal year beginning January 1, 2009 and has been applied prospectively. The adoption of EITF 08-6 had no impact on the Company's financial statements.

Instrument indexed to own stock

In June 2008, the EITF reached a consensus on Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). The consensus was reached on the following three issues:

- How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.
- How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity's own stock.
- How an issuer should account for market-based employee stock option valuation instruments.

EITF 07-5 was effective for the Company's fiscal year beginning January 1, 2009. The adoption of EITF 07-5 had no impact on the Company's financial statements.

Participating securities

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, "Earnings per Share" ("SFAS 128"). Under the guidance in FSP EITF 03-6-1, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 was effective for the Company's fiscal year beginning January 1, 2009. The adoption of FSP EITF 03-6-1 had no impact on the Company's financial statements.

Prepared in accordance with US GAAP

Note B. Accounting developments (continued)

Recently adopted pronouncements (continued)

Convertible debt instruments

In May 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1") which addresses the accounting for convertible debt securities that may be settled in cash, (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133"). FSP APB 14-1 does not change the accounting for more traditional types of convertible debt securities that do not have a cash settlement feature. Also, FSP APB 14-1 does not apply if, under existing US GAAP for derivatives, the embedded conversion feature must be accounted for separately from the rest of the instrument. FSP APB 14-1 was effective for the Company's fiscal year beginning January 1, 2009. The adoption of FSP APB 14-1 had no impact on the Company's financial statements.

Useful life of intangible assets

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS142"). FSP FAS 142-3 removes the requirement under paragraph 11 of SFAS142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 was effective for the Company's fiscal year beginning January 1, 2009 and has been applied prospectively to intangible assets acquired after the effective date. The adoption of FSP FAS 142-3 had no impact on the Company's financial statements.

Derivative instruments

In March 2008, the FASB issued FASB statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB statement No. 133" ("SFAS161"). SFAS161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS133 and related hedged items accounted for under SFAS133. SFAS161 requires enhanced disclosures about an entity's derivative and hedging activities. Entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. The Company adopted the provisions of SFAS161 on January 1, 2009. Except for presentation changes, the adoption of SFAS161 had no impact on the Company's financial statements. See note O "Derivative instruments" for additional information.

Fair value measurements

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 provided a one year deferral until January 1, 2009 for the implementation of SFAS157 for certain non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value on a recurring basis (at least annually). The Company adopted the provisions of FSP FAS 157-2 on January 1, 2009. See note S "Fair value measurements" for additional information.

Noncontrolling interests

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS160"). SFAS160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company adopted the provisions of SFAS160 on January 1, 2009. Except for presentation changes, the adoption of SFAS160 had no impact on the Company's financial statements.

Business combinations

In December 2007, the FASB issued FASB Statement No. 141 (R), "Business Combinations" ("SFAS141(R)"). SFAS141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information on the nature and financial effect of the business combination. The Company adopted the provisions of SFAS141(R) on January 1, 2009 to be applied to all future business combinations.

Prepared in accordance with US GAAP

Note B. Accounting developments (continued)

Recently issued pronouncements

The accounting standards codification

In June 2009, the FASB issued FASB Statement No. 168, "*The FASB Accounting Standards Codification* and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" ("SFAS168" or "the Codification"). SFAS168 will become the source of authoritative U.S. GAAP. The Codification will supersede all non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. SFAS168 is effective for interim and annual periods ending after September 15, 2009. The Company does not expect the adoption of SFAS168 to have a material impact on the Company's financial statements.

Variable interest entities

In June 2009, the FASB issued FASB Statement No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS167"). SFAS167 requires an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a variable interest entity ("VIE"). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. SFAS167 also amends FIN 46(R) to require ongoing reassessments of the primary beneficiary. SFAS167 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company does not expect the adoption of SFAS167 to have a material impact on the Company's financial statements.

Transfers of financial assets

In June 2009, the FASB issued FASB Statement No. 166, "Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140" ("SFAS166"). SFAS166 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. SFAS166 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company does not expect the adoption of SFAS166 to have a material impact on the Company's financial statements.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note C. Inventories

	At June 30, 2009	At December 31, 2008
	(unaudited)	
	(in US Dollars, millions)	
The components of inventory consist of the following :		
Short-term		
Gold in process	134	118
Gold on hand (doré/bullion)	82	37
Ore stockpiles	193	182
Uranium oxide and sulfuric acid	26	24
Supplies	254	240
	689	601
Less: Heap leach inventory [1]	(50)	(49)
	639	552

[1] Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

	At June 30, 2009	At December 31, 2008
Long-term		
Gold in process	296	261
Ore stockpiles	32	39
Supplies	1	1
	329	301
Less: Heap leach inventory [1]	(296)	(261)
	33	40

[1] Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

Note D. Debt

Loan facilities

On December 13, 2007, AngloGold Ashanti entered into a $1.15 billion syndicated loan facility, and on November 20, 2008, AngloGold Ashanti entered into a $1.0 billion term loan facility (the "Term Facility"). The entire amount of the Term Facility was drawn down on February 26, 2009 to refinance the $1.0 billion convertible bond issued by AngloGold Ashanti Holdings plc, which matured on February 27, 2009.

As of June 30, 2009, $1.052 billion and $1.0 billion, respectively, were drawn under the $1.15 billion syndicated loan facility and the Term Facility.

An amount of $1.050 billion due on the $1.15 billion syndicated loan facility is included in long-term debt as of June 30, 2009. Short-term debt as of June 30, 2009 includes $1.0 billion under the Term Facility.

Convertible bonds

On May 22, 2009, the Company concluded an issue of convertible bonds, in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent convertible into American depositary shares ("ADSs") of AngloGold Ashanti at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. The business of AngloGold Ashanti Holdings Finance plc is to issue debt securities to finance the activities of AngloGold Ashanti Limited and its subsidiaries and affiliates. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

The convertible bonds mature on May 22, 2014. However, at any time on or after June 12, 2012 the Company has the right, but not the obligation, to redeem all (but not part) of the convertible bonds at their principal amount together with accrued interest if the volume weighted average price of the ADSs that would be delivered by the Company on the conversion of a convertible bond of principal amount of $100,000 exceeds $130,000 on each of at least 20 consecutive dealing days ending not earlier than five days prior to the date that the Company gives notice of the redemption.

Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with such change of control, the Company will pay a "make whole" premium to such convertible bond holder in connection with such conversion.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note D. Debt (continued)

The conversion features of the convertible bonds, which include the make whole premium ("conversion features"), give rise to an embedded derivative instrument that is required to be accounted for separately in accordance with SFAS133, "Accounting for Derivative Instruments and Hedging Activities" and EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". Accordingly, the Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability, which was determined to be $142.2 million on May 22, 2009, with subsequent changes in fair value recorded in earnings each period. As at June 30, 2009, the fair value of the derivative liability was approximately $157.6 million and the $15.4 million increase in fair value was recorded as a non-hedge derivative loss. As a result of the separate accounting treatment for the conversion features, the carrying value of the convertible bonds on May 22, 2009 was $590.3 million. The difference between the initial carrying value and the stated value of the convertible bonds, $732.5 million, is being accreted to interest expense using the effective interest method over the 5 year term of the bonds, resulting in a carrying value as at June 30, 2009 of approximately $596 million.

Note E. Profit on sale of assets, realization of loans, indirect taxes and other

The Company recorded a profit of $83 million (before taxation of $23 million) in the six months ended June 30, 2009, compared to a profit of $47 million (before taxation of $2 million) recorded in the corresponding period in 2008, consisting of:

	Six months ended June 30,	
	2009	**2008**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Profit on disposal of a 33 percent joint venture interest in Boddington Gold Mine in Australia	104	-
Reassessment of indirect taxes payable in Tanzania	1	-
Insurance claim in South Africa	1	-
Loss on disposal of land, equipment and minor assets mainly in South America	(2)	(1)
Provision for bad debt – Pamodzi Gold	(6)	-
Loss on consignment stock	(15)	-
Profit on disposal of certain exploration interests in Colombia to B2Gold Corporation	-	34
Certain royalty and production related interests in North America sold to Royal Gold Inc.	-	14
Reassessment of indirect taxes payable in Guinea	-	6
Profit on disposal of the Company's 50 percent equity interest held in Nufcor International Limited	-	4
Costs relating to the issue of rights granted to E ordinary shareholders[1]	-	(10)
	83	47

[1] Rights offer was completed in early July 2008.

Note F. Non-hedge derivative gain/loss

A gain on non-hedge derivatives of $239 million was recorded in the six months ended June 30, 2009 compared to a loss of $561 million in the same period of 2008 relating to the use of non-hedging instruments, which represent derivatives not designated in formal hedge accounting relationships. The change in fair value of such derivatives is recorded each period in the income statement. The net gain recorded in the six months ended June 30, 2009 primarily relates to realized gains on non-hedge derivatives partially offset by the fair value movement of the conversion features of convertible bonds amounting to $15.4 million (as described in note D), the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities compared to the same period in 2008.

During the latter part of July 2009, the Company accelerated the settlement of certain outstanding gold derivative positions resulting in a net cash outflow of approximately $797 million. Refer to note Q.

In the six months ended June 30, 2008, the Company recognized a loss of $152 million on forward gold contracts previously qualifying for the normal purchase, normal sale exception, due to the inability of a single counterpart to accept the physical delivery of gold for the forward contracts that had matured. Accordingly, the remaining contracts with this counterpart for future periods were accounted for at fair value on the balance sheet as at June 30, 2008, with changes in fair value reflected in the income statement.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note G. Taxation

The net taxation expense of $154 million in the six months ended June 30, 2009 compared to a net expense of $67 million for the same period in 2008, constitutes the following:

	Six months ended June 30,	
	2009	2008
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Charge for current taxation[1]	97	56
Charge for deferred taxation[2]	57	11
	154	67

[1] Includes current taxation of $25 million relating to the sale of Boddington Gold Mine in Australia during June 2009.

[2] Includes deferred taxation credits on unrealized non-hedge derivative losses of $nil million (2008: $107 million).

The net taxation expense for the six months ended June 30, 2009 of $154 million (on income before taxation of $353 million) was mainly as a result of higher earnings.

The net taxation expense for the six months ended June 30, 2008 of $67 million (on loss before taxation of $112 million) was mainly due to the tax ineffectiveness of non-hedge derivatives.

Uncertain taxes

As at June 30, 2009, the Company had $138 million of total unrecognized tax benefits which, if recognized, would affect the Company's effective income tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	(in US Dollars, millions)
Balance at January 1, 2009	106
Additions for tax positions of prior years	8
Translation	24
Balance as at June 30, 2009	138

The Company's continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. During the six months ended June 30, 2009, the Company recognized approximately $5 million in interest. At June 30, 2009, the Company had accrued $47 million in interest.

Note H. Discontinued operations

The Ergo reclamation surface operation, which formed part of the South African operations and was included under South Africa for segmental reporting, had been discontinued as the operation had reached the end of its useful life and the assets were no longer in use. The pre-tax gain on disposal of $27 million recorded in the quarter ended June 30, 2008 related to the remaining moveable and immovable assets of Ergo, that were sold by the Company to ERGO Mining (Pty) Limited a joint venture between Mintails South Africa (Pty) Limited and DRD South African Operations (Pty) Limited.

The results of Ergo for the six months ended June 30, 2008, are summarized as follows:

	Six months ended June 30, 2008		
	(unaudited) (in US Dollars, millions, except for share data)		
		(cents) [1] [3]	(cents) [2] [3]
Revenue	-	-	-
Costs, expenses and recoveries	2	-	-
Gain on disposal	27	10	5
Pre-tax profit	29	10	5
Taxation	(6)	(2)	(1)
Net profit attributable to discontinued operations	23	8	4

[1] Per basic and diluted ordinary shares.

[2] Per basic and diluted E ordinary shares.

[3] Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for the six months ended June 30, 2008 did not assume the effect of 15,384,615 shares, issuable upon the exercise of convertible bonds as their effects are anti-dilutive for this period. The calculation of diluted earnings/(loss) per common share for the six months ended June 30, 2008 did not assume the effect of 542,581 shares, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period. The calculation of diluted earnings/(loss) per common share for the six months ended June 30, 2008 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during this period.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note I. Segment information

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2009, the Company's Chief Operating Decision Maker, defined as the Executive Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this.

	Six months ended June 30,	
	2009	2008
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Revenues by area		
Southern Africa	806	291
Rest of Africa	698	283
Australia	168	83
South America	260	122
North America	95	32
Other, including Corporate and Non-gold producing subsidiaries	(19)	4
	2,008	815
Less: Equity method investments included above	(169)	(50)
Less/plus: (Gain)/loss on realized non-hedge derivatives included above	(338)	1,143
Total revenues	1,501	1,908

	Six months ended June 30,	
	2009	2008
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Segment income/(loss)		
Southern Africa	223	280
Rest of Africa	40	211
Australia	2	(46)
South America	109	21
North America	5	112
Other, including Corporate and Non-gold producing subsidiaries	(91)	(54)
Total segment income	288	524

	Six months ended June 30,	
	2009	2008
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Reconciliation of segment income to Net income/(loss) – attributable to AngloGold Ashanti		
Segment total	288	524
Exploration costs	(51)	(70)
General and administrative expenses	(73)	(64)
Market development costs	(6)	(6)
Non-hedge derivative gain/(loss)	239	(561)
Other operating items	-	(24)
Taxation expense	(154)	(67)
Discontinued operations	-	23
Noncontrolling interests	(13)	(26)
Net income/(loss) – attributable to AngloGold Ashanti	230	(271)

	At June 30, 2009	At December 31, 2008
	(unaudited)	
	(in US Dollars, millions)	
Segment assets		
Southern Africa[1]	3,180	2,558
Rest of Africa	3,558	3,521
Australia[2]	1,488	1,279
South America	1,057	1,028
North America	732	689
Other, including Corporate and Non-gold producing subsidiaries	1,171	376
Total segment assets	11,186	9,451

[1] Includes properties held for sale of Rand Refinery Limited of $1 million (2008: $1 million) and Tau Lekoa of $63 million (2008: $nil million).

[2] Includes assets held for sale in Boddington of $nil million (2008: $781 million).

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note J. Income/(loss) per share data

The following table sets forth the computation of basic and diluted income/(loss) per share (in US dollars millions, except per share data):

	Six months ended June 30,	
	2009	2008
	(unaudited)	(unaudited)
Numerator		
Net income/(loss) – attributable to AngloGold Ashanti	230	(271)
Less Dividends:		
Ordinary shares	18	18
E Ordinary shares	-	-
Undistributed income/(losses)	212	(289)
Ordinary shares undistributed income/(losses)	211	(287)
E Ordinary shares undistributed income/(losses)	1	(2)
Total undistributed income/(losses)	212	(289)

	Six months ended June 30,	
	2009	2008
	(unaudited)	(unaudited)
Denominator for basic income/(loss) per ordinary share		
Ordinary shares	353,918,523	277,742,234
Fully vested options[1]	670,465	630,553
Weighted average number of ordinary shares	354,588,988	278,372,787
Effect of dilutive potential ordinary shares		
Dilutive potential of stock incentive options[2]	907,306	-
Dilutive potential of convertible bonds[3]	-	-
Dilutive potential of E Ordinary shares[4]	-	-
Denominator for diluted income/(loss) per share – adjusted weighted average number of ordinary shares and assumed conversions	355,496,294	278,372,787
Weighted average number of E Ordinary shares used in calculation of basic and diluted income/(loss) per E Ordinary share	3,918,250	4,093,776

[1] Compensation awards are included in the calculation of basic income/(loss) per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.

[2] The calculation of diluted income/(loss) per common share for the six months ended June 30, 2008 did not assume the effect of 542,581 shares, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.

[3] The calculation of diluted income/(loss) per common share for the six months ended June 30, 2009 and 2008 did not assume the effect of 15,384,615 shares, issuable upon the exercise of convertible bonds as their effects are anti-dilutive for these periods.

[4] The calculation of diluted income/(loss) per common share for the six months ended June 30, 2008 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during this period.

Note K. Accumulated other comprehensive income

Other comprehensive income, net of related taxation, consists of the following:

	Six months ended June 30,	
	2009	2008
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Opening balance	(1,148)	(625)
Translation gain/(loss)	296	(102)
Financial instruments	103	21
Total accumulated other comprehensive income	(749)	(706)

Total accumulated other comprehensive income as of June 30, 2009 include a cumulative charge in respect of cash flow hedges of $30 million (December 31, 2008: $112 million), net of deferred tax of $35 million (December 31, 2008: $68 million).

Total accumulated other comprehensive income as of June 30, 2009 include a cumulative gain in respect of available for sale financial assets of $6 million (December 31, 2008: $15 million loss), net of deferred tax of $1 million (December 31, 2008: $1 million).

	Six months ended June 30,	
	2009	2008
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Net income/(loss)	243	(245)
Translation gain/(loss)	300	(105)
Financial instruments	104	22
Total comprehensive income/(loss)	647	(328)

	Six months ended June 30,	
	2009	2008
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Total comprehensive income/(loss) attributable to:		
AngloGold Ashanti	629	(352)
Noncontrolling interests	18	24
	647	(328)

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note L. Employee benefit plans

The Company has made provision for pension and provident schemes covering substantially all employees.

Components of net periodic benefit cost

	Six months ended June 30,			
	2009		2008	
	(unaudited)		(unaudited)	
	(in US Dollars, millions)			
	Pension benefits	Other benefits	Pension benefits	Other benefits
Service cost	2	-	3	1
Interest cost	6	4	8	6
Expected return on plan assets	(8)	-	(11)	-
Net periodic benefit cost	-	4	-	7

Employer contributions

As disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2008, the Company expected to contribute $4 million to its pension plan in 2009. As of June 30, 2009, the Company had contributed $2 million during 2009.

The actuarial valuation as at December 31, 2008 was completed at the beginning of 2009. The value of the securities in the Company's employee pension plans has been adversely impacted by market volatility in 2008. The declines could have a substantial impact on the funded status of the plans.

Note M. Assets and (liabilities) held for sale

	At June 30, 2009	At December 31, 2008
	(unaudited)	
	(in US Dollars, millions)	

Effective February 17, 2009, the interest in the Tau Lekoa mine together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas ("Tau Lekoa") in South Africa was classified as held for sale. Tau Lekoa was previously recognized as a combination of tangible assets, goodwill, current assets and current and long-term liabilities. The Company has agreed to sell Tau Lekoa, subject to conditions precedent usual to a transaction of this nature, to Simmer and Jack Mines Limited ("Simmers").

Purchase consideration consists of two components: an initial cash payment or combination of cash payment and Simmers shares together with future royalty payments.

The Effective Date will occur on the later of January 1, 2010, or the first day in the calendar month following the fulfillment of all conditions precedent to the Transaction. The Company will continue to operate Tau Lekoa until the Effective Date with appropriate joint management arrangements with Simmers and will retain all operating cash flow generated for the year ended December 31, 2009. At December 31, 2008, net assets for Tau Lekoa amounted to $46 million.

	56	-

Effective December 31, 2008, the 33.33 percent interest in the unincorporated joint venture in Boddington Gold Mine in Australia was classified as held for sale. The interest in Boddington Gold Mine was previously recognized as a combination of tangible assets, goodwill, current assets and current and long-term liabilities. The Company agreed to sell the 33.33 percent interest, subject to conditions precedent, to Newmont Mining Corporation.

On June 26, 2009, the Company announced that the sale had been completed in accordance with the sale agreement with all conditions precedent being met.

	-	739

Effective December 2007, Rand Refinery Limited in South Africa (a subsidiary of the Company) allocated parts of its premises that were no longer utilized (previously recognized as a tangible asset), to held for sale. On April 1, 2008, a sale agreement was concluded subject to achievement of the suspensive condition regarding rezoning of the land and transfer of title deeds.

	1	1

As at June 30, 2009 and December 31, 2008 the carrying amounts of major classes of assets and liabilities classified as held for sale, included:

Cash and cash equivalents	-	2
Trade and other receivables	-	10
Inventories	3	2
Property, plant and equipment	57	651
Acquired properties	4	14
Goodwill	-	103
Trade and other payables	(3)	(31)
Provision for environmental rehabilitation	(4)	(11)
Net assets	57	740

Prepared in accordance with US GAAP

Note N. Other long-term assets

	At June 30, 2009	At December 31, 2008
	(unaudited)	
	(in US Dollars, millions)	
Investments in affiliates – unlisted	5	4
Investments in affiliates – listed	3	5
Investments in equity accounted joint ventures	246	272
Carrying value of equity method investments	254	281
Investment in marketable equity securities – available for sale	50	26
Investment in marketable debt securities – held to maturity	11	11
Investment in non-marketable assets – held to maturity	5	3
Investment in non-marketable debt securities – held to maturity	40	35
Other non-current assets	109	65
	469	421

	At June 30, 2009	At December 31, 2008
	(unaudited)	
	(in US Dollars, millions)	
Investment in marketable equity securities – available for sale	50	26

Available for sale investments in marketable equity securities consists of investments in ordinary shares.

Total gains, net of related taxation, on marketable equity securities included in other comprehensive income during the six months ended June 30, 2009 amount to $21 million. Total losses, net of related taxation, on marketable equity securities included in other comprehensive income during the six months ended June 30, 2009 amount to $nil million. As of June 30, 2009, accumulated losses included $14 million (December 31, 2008: $21 million) relating to the Company's B2Gold investment. The Company has considered the effect of the current market conditions evaluating its intent and ability to hold B2Gold until these losses are recovered. The Company's purpose in effecting the B2Gold transaction was to build on its Colombian strategy of continuing to leverage its advantage through developing its exploration projects, both in its own right and together with partners like B2Gold. B2Gold has consistently been reporting increases in exploration results of various undeveloped properties. The Company has sufficient resources to continue to finance and support its strategic goal and will be able to do so in the foreseeable future. In addition to the investment in B2Gold, the Company holds various equities as strategic investments in gold exploration companies. Three of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.

The following tables present the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

	Less than 12 months $	More than 12 months $	Total $
At June 30, 2009			
Aggregate fair value of investments with unrealized losses	-	16	16
Aggregate unrealized losses	-	(14)	(14)
At December 31, 2008			
Aggregate fair value of investments with unrealized losses	9	8	17
Aggregate unrealized losses	(21)	(10)	(31)

	At June 30, 2009	At December 31, 2008
	(unaudited)	
	(in US Dollars, millions)	
Investment in marketable debt securities – held to maturity	11	11

Investments in marketable securities represent held to maturity government and corporate bonds.

Investment in non-marketable assets – held to maturity	5	3

Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.

Investment in non-marketable debt securities – held to maturity	40	35

Investments in non-marketable securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.

Prepared in accordance with US GAAP

Note N. Other long-term assets (continued)

	At June 30, 2009 (unaudited) (in US Dollars, millions)
As of June 30, 2009 the contractual maturities of debt securities were as follows:	
Marketable debt securities	
Up to three years	5
Three to seven years	1
Seven to twelve years	5
	11
Non-marketable debt securities	
Less than one year	40

Fair values of the held to maturity debt securities at June 30, 2009 and December 31, 2008 approximate cost.

Note O. Derivative instruments

In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company enters into derivative transactions and has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for trading purposes.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and capital expenditure and are classified as cash flow hedges under SFAS133. The ineffective portion of matured and existing cash flow hedges recognized in gain/loss on non-hedge derivatives in the income statement during the six months ended June 30, 2009 year was $5 million, net of tax. Of the contracts accounted for as cash flow hedges, contracts with a fair value of $15 million, a liability at June 30, 2009, are expected to be reclassified from accumulated other comprehensive income and recognized as a reduction in product sales during the remainder of 2009 or as an adjustment to depreciation expense pertaining to capital expenditure. Cash flow hedge forecast transactions are expected to occur over the next twelve months, in line with maturity dates of hedging instruments.

A gain on non-hedge derivatives of $239 million was recorded in the six months ended June 30, 2009 compared to a loss of $561 million in the same period of 2008, both resulting from changes in the fair value of derivatives not designated in formal hedge accounting relationships. See note F "Non-hedge derivative gain/loss" for additional information.

Gold price and currency risk management activities

Gold and currency derivative instruments are denominated in South African rands, US dollars, Australian dollars and Brazilian real. The derivative instruments utilized are forward sale and purchase contracts, purchased and sold put options, and purchased and sold call options. The Company's reserve and financial strength has allowed it to arrange unmargined credit lines with counterparts.

Reduction in derivatives position

During the quarter ended June 30, 2009, the Company continued to deliver into hedge commitments, part of its strategy to reduce its overall position and increase exposure to spot gold prices. As a result, the net delta of the hedge book reduced (from March 31, 2009) by 450,000 ounces, or 9 percent, to 4.41 million ounces or 137 tonnes (at March 31, 2009: 4.86 million ounces or 151 tonnes), with total commitments of 5.19 million ounces, reflecting a decline of 650,000 ounces, or 11 percent at June 30, 2009 over committed ounces of 5.84 million ounces as of March 31, 2009.

During the latter part of July 2009, the Company accelerated the settlement of certain outstanding gold derivative positions. These accelerated settlements, together with the normal scheduled deliveries and maturities of other gold derivatives positions during the second quarter, reduced the total committed ounces from 5.84 million ounces as at March 31, 2009, the end of the first quarter, to 4.45 million ounces as at July 25, 2009 (the date the accelerated settlements were completed). See note Q "Recent developments" for additional information.

Net delta open hedge position as at June 30, 2009

The marked-to-market value of all hedge transactions making up the hedge positions as at June 30, 2009 was negative $2.31 billion, decreasing by $0.17 billion over the quarter ended March 31, 2009. This value was based on a gold price of $929 per ounce, exchange rates of R7.71/$ and A$/$0.81 and the prevailing market interest rates and volatilities at that date.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the Company. The valuation represents the theoretical cost of exiting all hedge contracts at the time of valuation, at market prices and rates available at that time.

The following table indicates the Company's unaudited gold hedge position at a weighted average settlement price as at June 30, 2009 (references to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real).

Prepared in accordance with US GAAP

Note O. Derivative instruments (continued)

	Year	2009	2010	2011	2012	2013	2014-2015	Total
US DOLLAR GOLD								
Forward contracts	Amount (oz)	*(1,100,067)	168,590	328,250	359,000	306,000	91,500	153,273
	**US$/oz	$897	($101)	$342	$388	$408	$510	($3,790)
Put options sold	Amount (oz)	450,000	235,860	148,000	85,500	60,500	60,500	1,040,360
	US$/oz	$814	$747	$623	$538	$440	$450	$706
Call options sold	Amount (oz)	560,000	1,173,630	1,281,770	811,420	574,120	709,470	5,110,410
	US$/oz	$793	$572	$546	$635	$601	$606	$608
A DOLLAR GOLD								
Forward contracts	Amount (oz)	*(31,000)	100,000					69,000
	A$/oz	A$925	A$707					A$610
Call options purchased	Amount (oz)	40,000	100,000					140,000
	A$/oz	A$694	A$712					A$707
*** Total net gold:	Delta (oz)	848,468	(1,188,743)	(1,481,476)	(1,052,744)	(814,031)	(719,507)	(4,408,033)
	Committed (oz)	611,067	(1,342,220)	(1,610,020)	(1,170,420)	(880,120)	(800,970)	(5,192,683)

*   Indicates a net long position resulting from forward purchase contracts.

**   Price represents the average weighted price, combining both forward sales and purchases for the period.

***   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the prevailing market prices, interest rates and volatilities as at June 30, 2009.

Foreign exchange price risk protection agreements

The Company enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies.

The following table indicates the Company's unaudited currency hedge position at June 30, 2009.

	Year	2009	2010	2011	2012	2013	2014-2015	Total
RAND DOLLAR (000)								
Put options purchased	Amount ($)	50,000						50,000
	US$/R	R11.22						R11.22
Put options sold	Amount ($)	50,000						50,000
	US$/R	R9.73						R9.73
Call options sold	Amount ($)	50,000						50,000
	US$/R	R12.94						R12.94
A DOLLAR (000)								
Forward contracts	Amount ($)	270,000						270,000
	A$/US$	A$0.78						A$0.78
Put options purchased	Amount ($)	10,000						10,000
	A$/US$	A$0.69						A$0.69
Put options sold	Amount ($)	10,000						10,000
	A$/US$	A$0.76						A$0.76
Call options sold	Amount ($)	10,000						10,000
	A$/US$	A$0.64						A$0.64
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	39,000						39,000
	US$/BRL	BRL 2.07						BRL 2.07

As at June 30, 2009, a limited number of the dollar gold hedge contracts reported in the above tables included optional early termination provisions pursuant to which the hedge counterpart can elect to terminate the relevant hedging contracts on specified dates. The early termination provision which applies can be exercised in the first five business days of January 2010. These contracts form part of the Ashanti hedge that was in place prior to the Business Combination between AngloGold and Ashanti completed in April 2004.

The fair value of early termination options as at June 30, 2009 amounted to $572 million. No termination options were exercised in the six months ended June 30, 2009 or during 2008.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2009 …continued

Prepared in accordance with US GAAP

Note O. Derivative instruments (continued)

Non-performance risk

Realization of contracts is dependent upon the counterparts' performance. The Company generally does not obtain collateral or other security to support financial instruments subject to non-performance risk, but monitors the credit standing of counterparts. The Company spreads its business over a number of financial and banking institutions of good credit quality and believes that little to no concentration of non-performance risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied to each. Where possible, management puts ISDA netting agreements in place.

The combined maximum credit risk exposure of the Company as at June 30, 2009 is as follows.

	At June 30, 2009 (unaudited) (in US Dollars, millions)
Forward sales type agreements – commodity	355
Option contracts – commodity	53
Foreign exchange contracts	15
Foreign exchange option contracts	22
Interest rate swaps – Gold	18
	463

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively, as at June 30, 2009.

Fair value of the derivative assets split by accounting designation

	At June 30, 2009 (unaudited) (in US Dollars, millions)		
	Normal purchase and sale exemption	Cash flow hedge accounted	Non-hedge accounted [2]	Total
Forward sales type agreements – commodity	-	-	355	355
Option contracts – commodity	-	-	53	53
Foreign exchange contracts	-	-	15	15
Foreign exchange option contracts	-	-	22	22
Interest rate swaps – Gold	-	-	18	18
	-	-	463	463

Fair value of the derivative (liabilities) split by accounting designation

	At June 30, 2009 (unaudited) (in US Dollars, millions)		
	Normal purchase and sale exemption	Cash flow hedge accounted	Non-hedge accounted	Total
Forward sales type agreements – commodity	(551)	(43)	(446)	(1,040)
Option contracts – commodity	(437) [1]	-	(1,292)	(1,729)
Foreign exchange contracts	-	-	(10)	(10)
Foreign exchange option contracts	-	-	(12)	(12)
Interest rate swaps – Gold	(16)	-	-	(16)
Option component of convertible bonds	-	-	(158)	(158)
	(1,004)	(43)	(1,918)	(2,965)
Net total derivatives	(1,004)	(43)	(1,455)	(2,502)
Credit risk adjustment	(76)	(1)	(170)	(247)
Net total derivatives excluding credit risk adjustment	(1,080)	(44)	(1,625)	(2,749)

[1] Includes deliverable call options sold. A deliverable option is an option where the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the prevailing spot price.

[2] Including B2Gold warrants.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note O. Derivative instruments (continued)

Non-hedge derivative gain/(loss) recognized

Six months ended June 30, 2009
(unaudited)
(in US Dollars, millions)

Location of gain/(loss) in income

Realized

	Location of gain/(loss) in income	
Forward sales type agreements – commodity	Non-hedge derivative gain/(loss)	222
Option contracts – commodity	Non-hedge derivative gain/(loss)	18
Foreign exchange contracts	Non-hedge derivative gain/(loss)	93
Foreign exchange option contracts	Non-hedge derivative gain/(loss)	3
Interest rate swaps – Gold	Non-hedge derivative gain/(loss)	2
		338
Unrealized		
Forward sales type agreements – commodity	Non-hedge derivative gain/(loss)	(93)
Option contracts – commodity	Non-hedge derivative gain/(loss)	11
Foreign exchange contracts	Non-hedge derivative gain/(loss)	(7)
Foreign exchange option contracts	Non-hedge derivative gain/(loss)	3
Interest rate swaps – Gold	Non-hedge derivative gain/(loss)	2
Option component of convertible bonds	Non-hedge derivative gain/(loss)	(15)
		(99)
Gain on non-hedge derivatives		239

Six months ended June 30, 2009
(unaudited)
(in US Dollars, millions)

	Cash flow hedges, before tax	Cash flow hedges removed from equity, before tax		Hedge ineffectiveness, before tax	
	Gain/(loss) recognized in accumulated other comprehensive income (effective portion)	Location of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Amount of (gain)/loss reclassified from accumulated other comprehensive income into income (effective portion)	Location of (gain)/loss recognized in income (ineffective portion)	Amount of (gain)/loss recognized in income (ineffective portion)
Forward sales type agreements – commodity	16	Product sales	92	Non-hedge derivative gain/(loss)	5
Foreign exchange contracts	2	Product sales	-	Non-hedge derivative gain/(loss)	-
	18		92		5

Note P. Commitments and contingencies

Capital expenditure commitments

Capital commitments and contingent liabilities of the Company include total contracted capital expenditure of $173 million and total authorized capital expenditure not yet contracted of approximately $741 million as of June 30, 2009. The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, existing credit facilities and, potentially, additional credit facilities or debt instruments.

Ground water pollution – South Africa

The Company has identified a number of groundwater pollution sites at its operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. Numerous scientific, technical and legal reports have been produced and remediation of the polluted soil and groundwater is the subject of continued research. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.

Deep ground water pollution – South Africa

The Company has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations in South Africa. The Company is involved in task teams and other structures to find long-term sustainable solutions for this risk, together with industry partners and government. As there is too little information for the accurate estimate of a liability, no reliable estimate can be made for the obligation.

Soil and sediment pollution – South Africa

The Company has identified offsite pollution impacts in the West Wits area, resulting from a long period of gold and uranium mining activity by a number of mining companies as well as millennia of weathering of natural reef outcrops in the catchment areas. Investigations are being conducted but no reliable estimate can be made for the obligation.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note P. Commitments and contingencies (continued)

Serra Grande sales tax on gold deliveries

Mineração Serra Grande S.A. ("MSG"), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, including one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime Agreement (*Termo de Acordo re Regime Especial* – TARE). The Company's attributable share of the first assessment is approximately $41 million. Although MSG requested the TARE in early 2004, the TARE, which authorized the remittance of gold to the Company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council's second chamber ruled in favor of MSG and fully canceled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company's attributable share of the assessment is approximately $25 million. The Company believes both assessments are in violation of federal legislation on sales taxes.

Tax disputes – Brazil

MSG, Morro Velho, AngloGold Ashanti Brasil Mineração and São Bento Mineração are involved in disputes with the Brazilian tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax based on ownership of properties outside of urban perimeters. The amount involved is approximately $16 million.

VAT dispute at MSG

MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the Company's appeal against the assessment. The Company is now appealing the dismissal of the case. The Company's attributable share of the assessment is approximately $8 million.

Oro Group surety

The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($13 million). The probability of the non-performance under the suretyships is considered minimal.

AngloGold Ashanti USA reclamation bonds

Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $84 million.

The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. As at June 30, 2009, the carrying value of these obligations amounted to $36 million and is included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

Guarantee provided for term loan facility

AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc and the other guarantors under the $1.0 billion Term Facility. $1.0 billion was drawn on February 26, 2009 to redeem the $1.0 billion convertible bond on February 27, 2009. The total amount outstanding under this facility as of June 30, 2009 amounted to $1.0 billion.

Prepared in accordance with US GAAP

Note P. Commitments and contingencies (continued)

Guarantee provided for syndicated loan facility

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.15 billion syndicated loan facility dated December 13, 2007. The total amount outstanding under the syndicated $1.15 billion facility as of June 30, 2009 amounted to $1,052 million.

Guarantee provided for convertible bonds

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

Hedging guarantees

The Company has issued gold delivery guarantees of $250 million to several counterpart banks in which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.

Ashanti Treasury Services Limited ("ATS") hedging guarantees

The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary ATS. The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At June 30, 2009 the marked-to-market valuation of the ATS hedge book was negative $981 million.

Geita Management Company Limited ("GMC") hedging guarantees

The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At June 30, 2009 the marked-to-market valuation of the GMC hedge book was negative $374 million.

The Company assesses the credit quality of counterparts at least on a quarterly basis. As of June 30, 2009, the probability of non-performance is considered minimal.

Vulnerability from concentrations

The previously reported concentration of risk relating to recoverable value added tax and fuel duties due by the Government of Mali was addressed by the protocol entered with the Government of Mali in March 2009, by the management of Sadiola and Yatela. The protocol provides for the repayment of the outstanding amounts audited to the end of June 2008. Management at Morila continues to apply the provisions of the article in the establishment convention which allows for the offset of taxes due against taxes payable. Malian operations are equity accounted.

As at June 30, 2009, a total attributable amount of $16 million (Sadiola: $3 million, Yatela: $11 million and Morila: $2 million, respectively) compared to March 31, 2009: attributable $29 million was outstanding. Subsequent to June 30, 2009, an attributable amount of $9 million was refunded to Yatela.

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. Recoverable value added tax due from the Tanzanian government to the Company amounts to $17 million at June 30, 2009 (March 31, 2009: $16 million). The amounts outstanding have been discounted to their present value at a rate of 7.8 percent.

Recoverable fuel duties from the Tanzanian government to the Company amount to $44 million at June 30, 2009 (March 31, 2009: $39 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities. The amounts outstanding have been discounted to their present value at a rate of 7.8 percent.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note Q. Recent developments

Announcements made after June 30, 2009

Subsequent events have been evaluated through August 28, 2009, the date the condensed consolidated financial statements were filed with the US Securities and Exchange Commission ("SEC").

During the latter part of July 2009, the Company continued executing on its previously communicated board approved strategy to reduce its outstanding gold derivatives position which resulted in a decision by the Company to accelerate the settlement of certain outstanding gold derivative positions. These accelerated settlements, together with the normal scheduled deliveries and maturities of other gold derivatives positions during the second quarter, reduced the total committed ounces from 5.84 million ounces as at March 31, 2009, the end of the first quarter, to 4.45 million ounces as at July 25, 2009 (the date the accelerated settlements were completed). The accelerated settlements were funded from cash on hand, resulting in a net cash outflow of approximately $797 million during July 2009, which will be reflected in the Company's financial statements for the third quarter ending September 30, 2009.

The majority of the gold derivative positions affected by the above mentioned accelerated settlements were previously designated as normal purchase and sale exempted ("NPSE") contracts, allowing them to be accounted for off balance sheet in prior periods. However, as a result of the accelerated cash settlement of certain of the NPSE contracts during July 2009, the provisions of SFAS133, "Accounting for Derivative Instruments and Hedging Activities", question the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company will continue to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with SFAS133, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement each period. Based on the fair values of the Company's portfolio of NPSE contracts as at June 30, 2009, the income statement impact of this accelerated settlement and related re-designation is estimated to approximate $1.0 billion during July 2009, of which approximately $0.5 billion remained unrealized as of July 25, 2009. The effects of the accelerated settlement and related re-designation, including the recording of the changes in the fair value of the re-designated contracts during August and September 2009, will be reflected in the Company's financial statements for the third quarter ending September 30, 2009.

The Company noted that Moto Goldmines Limited ("Moto") had entered into an agreement with Randgold Resources Limited to implement a transaction whereupon the Company would acquire an indirect 50 percent interest in Moto. The Moto board has recommended the transaction to its shareholders. Assuming the Moto shareholders approve the terms, the transaction is expected to close in October 2009.

On August 24, 2009, the Company completed an amendment to the Term Facility by prepaying an amount of $750 million and satisfying certain other conditions. As a result, (i) the balance of the Term Facility has been converted into a new term loan of $250 million and (ii) a new revolving credit facility of up to $250 million has been made available.

Note R. Declaration of dividends

On February 6, 2009, AngloGold Ashanti declared a final dividend of 50 South African cents (4.999 US cents) per ordinary share for the year ended December 31, 2008 with a record date of March 5, 2009 (for holders of GhDSs) and March 6, 2009 (for holders of ordinary shares, CDIs and ADSs) and payment dates of March 13, 2009 (for holders of ordinary shares and CDIs), March 16, 2009 (for holders of GhDSs) and March 23, 2009 (for holders of ADSs). Also on February 6, 2009, AngloGold Ashanti declared a dividend of 25 South African cents (2.499 US cents) per E ordinary share, paid on March 13, 2009 to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.

On July 29, 2009, AngloGold Ashanti declared an interim dividend of 60 South African cents (approximately 8 US cents) per ordinary share for the six months ended June 30, 2009 with a record date of August 21, 2009 and a payment date of August 28, 2009 for holders of ordinary shares and CDIs, approximately August 31, 2009 for holders of GhDSs and approximately September 8, 2009 for holders of ADSs. In addition, on July 29, 2009, AngloGold Ashanti declared a dividend of 30 South African cents (approximately 4 US cents) per E ordinary share, payable on August 28, 2009 to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.

In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.

Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2009 …continued

Prepared in accordance with US GAAP

Note S. Fair value measurements

The Company adopted FSP FAS 157-2 as of January 1, 2009, for non-recurring non-financial assets and non-financial liabilities, with no material impact on the Company's financials. The Company currently does not have non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis.

SFAS157 establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table sets out the Company's financial assets and (liabilities) measured at fair value by level within the fair value hierarchy as at June 30, 2009 (in US Dollars, millions):

Description	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	2,305			2,305
Marketable equity securities	53			53
Derivatives, net		(1,340)		(1,340)
Option component of convertible bonds		(158)		(158)

The Company's cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.

The Company's marketable equity securities including listed affiliates are included in Other long-term assets in the Company's consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company's derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Options associated with marketable equity securities and the conversion features of convertible bonds are included as derivatives on the balance sheet. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company's derivatives trade in liquid markets, and as such, model inputs are observable. Such instruments are typically classified within Level 2 of the fair value hierarchy.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE SIX MONTHS ENDED JUNE 30, 2009 PREPARED IN ACCORDANCE WITH US GAAP

In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the European Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.

Introduction

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. A portion of its revenue is derived from sales of silver, uranium oxide and sulfuric acid.

AngloGold Ashanti's operating results are directly related to the price of gold which can fluctuate widely and which is affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the International Monetary Fund ("IMF"), forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below the Company's cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.

Impact of exchange rate fluctuations

Although the rand strengthened against the US dollar from R9.46 on January 1, 2009 to R7.71 to the US dollar on June 30, 2009, the value of the rand declined by 20 percent against the US dollar when compared to the average exchange rates of the rand against the US dollar of R9.18 and R7.64 during the first six months of 2009 and 2008, respectively. The weaker rand against the US dollar positively impacted on profitability of AngloGold Ashanti.

The value of the Australian dollar declined by 30 percent against the US dollar when compared to the average exchange rate of A$1.40 for the first six months of 2009 against an average exchange rate of A$1.08 for the same period in 2008. The value of the Brazilian real declined by 29 percent against the US dollar based on the average exchange rates of BRL2.20 and BRL1.70 per US dollar during the first six months of 2009 and 2008, respectively. The weakening of these local currencies against the US dollar further positively impacted the profitability of AngloGold Ashanti.

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in appropriate acquisitions and dispositions as part of this global trend to identify value-adding business combination and acquisition opportunities.

During the quarter ended June 30, 2009, AngloGold Ashanti received $750 million from Newmont Mining Corporation, the first tranche of the consideration for its purchase of AngloGold Ashanti's 33.33 percent stake in the Boddington project in Australia. Under the terms of the agreement announced in January 2009, Newmont Mining Corporation also reimbursed the Company A$225 million for AngloGold Ashanti's contribution to capital spend and working capital on the project during 2009. The sale closed on June 26, 2009.

Convertible bonds

On May 22, 2009, the Company concluded an issue of convertible bonds in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent convertible into ADSs of AngloGold Ashanti at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited.

The convertible bonds mature on May 22, 2014. However, at any time on or after June 12, 2012 the Company has the right, but not the obligation, to redeem all (but not part) of the convertible bonds at their principal amount together with accrued interest if the volume weighted average price of the ADSs that would be delivered by the Company on the conversion of a convertible bond of principal amount of $100,000 exceeds $130,000 on each of at least 20 consecutive dealing days ending not earlier than five days prior to the date that the Company gives notice of the redemption.

Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with the change of control, the Company will pay a "make whole" premium to such convertible bond holder in connection with such conversion.

The conversion features of the convertible bonds, which include the make whole premium ("conversion features"), give rise to an embedded derivative instrument that is required to be accounted for separately in accordance with SFAS133, "Accounting for Derivative Instruments and Hedging Activities" and EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". Accordingly, the Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability, which was determined to be $142.2 million on May 22, 2009, with subsequent changes in fair value recorded in earnings each period. As at June 30, 2009, the fair value of the derivative liability was approximately $157.6 million and the $15.4 million increase in fair value was recorded as a non-hedge derivative loss. As a result of the separate accounting treatment for the conversion features, the carrying value of the convertible bonds on May 22, 2009 was $590.3 million. The difference between the initial carrying value and the stated value of the convertible bonds, $732.5 million, is being accreted to interest expense using the effective interest method over the 5 year term of the bonds, resulting in a carrying value as at June 30, 2009 of approximately $596 million.

Gold market for the quarter ended June 30, 2009

Gold price movements and investment markets

The average spot price for gold for the second quarter of 2009 was $924 per ounce, 2 percent higher than the previous quarter's average of $909 per ounce and almost the same as the highest quarterly average of $925 per ounce recorded in first quarter of last year.

Investment demand, the primary driver of the gold price in the first quarter of 2009, became far less conspicuous as the year wore on. The combined holdings of the nine major gold exchange-traded funds at the start of the second quarter stood at around 53 million ounces and grew just 3 percent to 54.5 million ounces by the end of June 2009. Although this growth was by no means stellar, it is encouraging that these holdings demonstrated resilience in a volatile price environment.

At the G20 summit in April 2009, global leaders unveiled massive financial packages to stimulate the sagging global economy. Amongst the initiatives proposed was the sale of 403 tonnes of the International Monetary Fund's ("IMF's") gold reserves, a surprising move for some investors that caused prices to suffer. The market appears now to be focused on how the sale will take place given that it was subsequently ratified by the US Senate. The likelihood is that the sales will occur under the auspices of the Central Bank Accord, which may necessitate a third agreement given that the current one expires in September 2009. Alternatively, the IMF's holding may be disposed of in an off-market sale to one or more central banks.

The other major consequence of the announcements made by the G20 was of an appetite for investment risk in global markets. Equity indices, particularly in the Brazilian, Russian, Indian and Chinese markets, which had sold-off heavily in the earlier flight to cash, attracted huge investor interest. Industrial (bulk) commodities which had crashed in the fourth quarter of 2008 began to rebound as China was rumored to be replenishing its inventories.

Despite the absence of new investment demand for gold as evidenced by the lack of growth in Exchange Traded Fund ("ETF") holdings, speculators on the COMEX and CBOT bought gold as the US dollar weakened and the "reflation" trade swept oil prices up in its wake and with it, expectations of inflation. By the middle of May, the combined speculative position on those exchanges was almost 25 million ounces, a level not seen since the third quarter of 2008.

The global economic crisis appears far from over despite some earlier optimism. At the G8 meeting in July 2009, a more sobering outlook on the global economy emerged, suggesting that hopes for a rebound may have been temporary. Also, the lack of clarity on a viable alternative global reserve currency to the US dollar continued to underpin the greenback. These factors have weighed heavily on commodities and the gold price and are likely to continue to do so for the medium term.

The US dollar felt the adverse effects of renewed risk appetite and weakened to its lowest level this year of Euro/$1.4337. The South African rand, Australian dollar and Brazilian real were once again beneficiaries of some of this increased risk appetite. The rand was the best performer of these currencies, strengthening 20 percent from its opening rate for March 2009 of about $/R9.59 to close the quarter at $/R7.71. The out performance of the rand, relative to the Australian dollar and real, was helped by announcement of corporate deals in South Africa's telecommunications industry. The Australian dollar gained 15 percent over the quarter to close at about A$/$0.81 and the Brazilian real appreciated 16 percent to end the quarter at $/BRL1.96.

Physical demand

Jewellery sales

Most major markets continue to be affected by the global financial crisis, with negative first quarter trends continuing, particularly in the United States and Middle East markets. Demand in China, however, continued to hold firm.

India, the world's largest gold market, appears to have turned the corner with an improved second quarter. During this period gold jewellery outperformed most other business sectors. The second quarter is traditionally a strong one in the country as gold jewellery demand spikes on the auspicious festival of Akshaya Trithya and the onset of the wedding season. Despite the financial crisis, year-on-year demand during the festival only dropped from 51 tonnes to 46 tonnes. The success of the festival has bolstered gold sentiment and, encouragingly, some retailers are considering expansion again. Recycling was still high in the second quarter of 2009 at an estimated 60 percent of retail sales thus affecting gold imports into the country.

In China, the second quarter is traditionally slower for jewellery sales and this quarter confirmed that trend, with a quarter-on-quarter decline. While year-on-year second quarter jewellery demand is slightly down, this may be seen as an indicator of Chinese gold market resilience as the second quarter 2008 was particularly strong and predated the full onset of the financial crisis. Demand for pure gold jewellery is still high, especially in rural markets, with the investment appeal of pure gold keeping consumption levels robust in the face of the economic crisis. Many retailers who used to focus on diamond, gem-set and platinum jewellery are now forced to significantly increase their pure gold inventories as it is by far the best performer in the sector. Eighteen-carat gold sales are flat when compared with the first quarter of 2009 but demand for lighter pieces has increased, which is heartening. Activity in the scrap market has increased year-on-year but is down on the first quarter as the gold price has been lower. In China, scrap represents an estimated 30 percent to 40 percent of total gold jewellery sales and, as with India, most retailers do not accept cash in exchange for gold but instead would recycle the metal for jewellery.

In the US, the current economic climate sees consolidation continuing throughout the value chain. Retail sales on primary value gold products are down by 14 percent year-on-year. This negative trend is expected to continue as gold jewellery demand will take longer to recover from the crisis, as is the case across the US economy with discretionary spending on more expensive items. Gold jewellery imports are down over 40 percent year-on-year with jewellery retailers reluctant to increase inventories, choosing rather to recycle their own stocks to bring out new, often lighter, jewellery designs. Consumer participation in recycling is limited.

In the Middle East, the global financial crisis continues to severely dampen jewellery demand, with an estimated 15 percent drop in sales year-on-year. The traditional gold sales boost that accompanies the summer festival was reduced with a 60 percent drop in tourists visiting Dubai. Gold jewellery sales started to improve in April 2009 due to the wedding and holiday seasons stimulating sales. However, consumers preferred to buy lighter pieces and half sets of jewellery due to the volatility of the gold price. Despite a negative quarter, there is positive sentiment for the next quarter with sales anticipated to increase by at least 10 percent. The Egyptian market continued to buck regional trends and remained firm in the second quarter, with a year-on-year increase in trade demand. The lower gold price in this quarter helped bolster import demand as well as local sales. Yemen, Sudan, Iraq and Algeria are considered promising emerging markets for a few major Gulf players looking to expand.

Investment market

As noted above, while ETF sales did not grow quarter-on-quarter, there was at least no net decline in holdings despite price volatility. Coin and bar hoarding in China was down due to uncertainty about the gold price, while in India demand remained robust for higher net-worth individuals. The Middle East experienced a 20 percent drop in coin sales. In the US in terms of that bar and coin sale data it is expected, that although the second quarter of 2009 may have lagged the first, it will still have grown compared with a year earlier. In the second quarter it is probably no longer the case that increases in US gold investment demand offset the decline in jewellery demand, as was the case in the first quarter of 2009.

Reduction in derivatives position

During the latter part of July 2009, the Company continued executing on its previously communicated board approved strategy to reduce its outstanding gold derivatives position which resulted in a decision by the Company to accelerate the settlement of certain outstanding gold derivative positions. These accelerated settlements, together with the normal scheduled deliveries and maturities of other gold derivatives positions during the second quarter, reduced the total committed ounces from 5.84 million ounces as at March 31, 2009, the end of the first quarter, to 4.45 million ounces as at July 25, 2009 (the date the accelerated settlements were completed). The accelerated settlements were funded from cash on hand, resulting in a net cash outflow of approximately $797 million during July 2009, which will be reflected in the Company's financial statements for the third quarter ending September 30, 2009.

The majority of the gold derivative positions affected by the above mentioned accelerated settlements were previously designated as normal purchase and sale exempted ("NPSE") contracts, allowing them to be accounted for off balance sheet in prior periods. However, as a result of the accelerated cash settlement of certain of the NPSE contracts during July 2009, the provisions of SFAS133, "Accounting for Derivative Instruments and Hedging Activities", question the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company will continue to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with SFAS133, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement each period. Based on the fair values of the Company's portfolio of NPSE contracts as at June 30, 2009, the income statement impact of this accelerated settlement and related re-designation is estimated to approximate $1.0 billion during July 2009, of which approximately $0.5 billion remained unrealized as of July 25, 2009. The effects of the accelerated settlement and related re-designation, including the recording of the changes in the fair value of the re-designated contracts during August and September 2009, will be reflected in the Company's financial statements for the third quarter ending September 30, 2009.

Operating review for the six months ended June 30, 2009

Presented in the table below is selected operating data for AngloGold Ashanti for the six months ended June 30, 2009 and 2008. The operating data gives effect to acquisitions and dispositions as of their effective date:

Operating data for AngloGold Ashanti	Six months ended June 30,	
	2009	**2008**
Total gold production (000 oz)[1]	2,230	2,450
Capital expenditure ($ million)[1][2]	502	561

[1] Including equity accounted joint ventures.
[2] Including capital expenditure of Boddington.

Gold production

For the six months ended June 30, 2009, AngloGold Ashanti's total gold production decreased by approximately 220,000 ounces, or about 9 percent, to 2.23 million ounces from 2.45 million ounces produced in the same period in 2008. In Southern Africa, gold production decreased from 1,072,000 ounces produced in the six months to June 30, 2008, to 931,000 ounces produced in the same period in 2009.   The decrease is mainly due to safety related stoppages at Kopanang, panels with high seismic ratings being stopped at Tau Tona, lower grades at Mponeng and the premature intersection of geological structures, the underground fire and subsequent stoppages at Great Noligwa. The decrease in production was partially offset by an increase of production at Moab Khotsong and the surface operations of 60,000 ounces and 48,000 ounces, respectively over 2008.

Gold production in Africa at AngloGold Ashanti's mines outside of South Africa ("Rest of Africa") decreased from 777,000 ounces in 2008 to 728,000 ounces in 2009 due to lower grades mined and processed at Geita, Siguiri, Morila and Sadiola. The decrease in production was partially offset by an increase of production at Obuasi of 26,000 ounces over 2008.

The decrease in production at Sunrise Dam (Australia) from 233,000 ounces in the six months ended June 30, 2008 to 192,000 ounces in the same period in 2009 was due to the mining of lower grades as the mining of higher grades at the bottom of the main pit was completed last year.

Capital expenditures

Total capital expenditure of $502 million was recorded during the six months ended June 30, 2009 compared to $561 million in the same period in 2008. This represented a $59 million, or 11 percent, decrease from the same period in 2008. In Australia, capital expenditure (including Boddington) decreased from $213 million recorded in the six months ended June 30, 2008 to $161 million in the same period in 2009 mainly as a result of the weakening of the Australian dollar against the US dollar.

Comparison of financial performance on a segment basis for the six months ended June 30, 2009 and 2008

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2009, the Company's Chief Operating Decision Maker, defined as the Executive Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this. Revenues presented below exclude allocated realized gains/losses on non-hedge derivatives to individual geographic areas.

Revenues

| | Six months ended June 30, | | | |
| | 2009 | | 2008 | |
	(unaudited) US dollar, millions	Percentage	(unaudited) US dollar, millions	Percentage
Category of activity				
Product sales	1,441		1,886	
Interest, dividends and other	60		22	
Total revenues	1,501		1,908	
Geographical area data				
Southern Africa	725	48%	759	40%
Rest of Africa	595	40%	752	39%
Australia	50	3%	112	6%
South America	260	17%	182	10%
North America	59	4%	149	8%
Other, including Corporate and Non-gold producing subsidiaries	(19)	(1%)	4	-
	1,670	111%	1,958	103%
Less: Equity method investments included above	(169)	(11%)	(50)	(3%)
Total revenues	1,501	100%	1,908	100%

Assets

Geographical area data	At June 30, 2009 (unaudited) US dollar, millions	Percentage	At December 31, 2008 US dollar, millions	Percentage
Total segment assets				
Southern Africa	3,180	28%	2,558	27%
Rest of Africa	3,558	32%	3,521	37%
Australia	1,488	13%	1,279	14%
South America	1,057	9%	1,028	11%
North America	732	7%	689	7%
Other, including Corporate and Non-gold producing subsidiaries	1,171	11%	376	4%
Total segment assets	11,186	100%	9,451	100%

Comparison of financial performance for the six months ended June 30, 2009 and 2008

Financial performance of AngloGold Ashanti	Six months ended June 30, 2009 (unaudited)	2008 (unaudited)
	(in US Dollars, millions)	
Revenue	1,501	1,908
Cost and expenses	(1,148)	(2,020)
Taxation expense	(154)	(67)
Equity income/(loss) in affiliates	44	(89)
Net income attributable to noncontrolling interests	(13)	(26)
Discontinued operations	-	23
Net income/(loss)	230	(271)

Revenues

Revenues from product sales and other income decreased from $1,908 million in the first six months of 2008 to $1,501 million in the same period of 2009, representing a 21 percent decrease over the period in 2008. This was due to the decrease of 220,000 ounces in total gold production over 2008 and maturing hedge contract losses included in revenue. The decrease in revenue was partially offset by the increase in the average spot price of gold from $911 per ounce for the six months ended June 30, 2008, to $916 per ounce during the six months ended June 30, 2009. The majority of product sales consisted of US dollar-denominated gold sales.

Production costs

During the six months ended June 30, 2009, AngloGold Ashanti incurred production costs of $955 million representing a marginal increase of $7 million from $948 million recorded for the same period of 2008.

Following the quarter end, the Company concluded its 2009/2010 South African wage negotiations. The increase will have an approximate 9.7 percent impact on payroll costs for the South African operations in the first year; and 1 percent above inflation, with a guaranteed minimum of 7.5 percent, in the second. Wage increases are effective from the first of July. The settlement was concluded after a three-month interaction with trade unions. During the six months ended June 30, 2009, labor (excluding contractors) constituted about 40 percent of total production costs.

Exploration costs

Exploration costs decreased from $70 million in the six months ended June 30, 2008 to $51 million in the same period in 2009 mainly due to reduced activities taking place on the exploration site in the Democratic Republic of the Congo, a reduced level of expenditure at Tropicana in Australia and a marginal reduction due to delays in acquiring environmental permits in Colombia.

General and administrative

General and administrative expenses increased from $64 million in the six months ended June 30, 2008 to $73 million in the same period in 2009, mainly due to costs relating to the business improvement process, audit fees, labor bonuses and annual increments offset by the weakening of the rand relative to the US dollar.

Royalties

Royalties paid by AngloGold Ashanti decreased from $42 million in the six months ended June 30, 2008, to $36 million paid in the same period in 2009, mainly due to a decrease in gold sold at the Siguiri mine. Royalties are predominantly calculated based on a percentage of revenues and are payable primarily to local governments.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense decreased by $15 million to $285 million in the six months ended June 30, 2009, compared to $300 million recorded in the same period in 2008, mainly due to lower production.

Interest expense

Interest expense increased by $17 million to $57 million in the six months ended June 30, 2009, compared to $40 million recorded in the same period in 2008. This was mainly due to the higher level of borrowings at a higher interest rate.

Accretion expense

Accretion expense of $8 million was recorded in the six months ended June 30, 2009 compared with $12 million in the six months ended June 30, 2008. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

Profit on sale of assets, realization of loans, indirect taxes and other

In the six months ended June 30, 2009, the Company recorded a profit of $83 million (before taxation of $23 million). The profit mainly related to the disposal of the indirect 33 percent joint venture interest in Boddington Gold Mine in Australia to Newmont Mining Corporation offset by a provision for bad debt due from Pamodzi Gold, whose operations were placed in provisional liquidation during March and April 2009 and a loss on consignment stock.

The profit of $47 million (before taxation of $2 million) recorded in the six months ended June 30, 2008 mainly related to the disposal of certain exploration interests in Colombia to B2Gold Corporation, the disposal of the Company's 50 percent equity interest held in Nufcor International Limited to Constellation Energy Commodities Group, royalty and production related interests of the El Chanate and Marigold projects in North America sold to Royal Gold Inc. and a reassessment of indirect taxes in Guinea, offset by the write-off of costs relating to the issue of rights granted to E ordinary shareholders in terms of the rights offer that was completed in early July 2008.

Non-hedge derivative gain/loss

A gain on non-hedge derivatives of $239 million was recorded in the six months ended June 30, 2009 compared to a loss of $561 million in the same period of 2008 relating to the use of non-hedging instruments, which represent derivatives not designated in formal hedge accounting relationships. The change in fair value of such derivatives is recorded each period in the income statement. The net gain recorded in the six months ended June 30, 2009 primarily relates to realized gains on non-hedge derivatives partially offset by the fair value movement of the conversion features of convertible bonds amounting to $15.4 million, the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities compared to the same period in 2008. Non-hedge derivatives recorded in the six months ended June 30, 2009 and 2008 included:

	Six months ended June 30,	
	2009	2008
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
(Gain)/loss on realized non-hedge derivatives	(338)	1,143
Loss/(gain) on unrealized non-hedge derivatives	84	(582)
Fair value loss on option component of convertible bonds	15	-
Net (gain)/loss	(239)	561

Taxation expense

A net taxation expense of $154 million was recorded in the six months ended June 30, 2009 compared to a net expense of $67 million in the same period in 2008. Deferred tax charges in the six months ended June 30, 2009 amounted to $57 million compared to $11 million in the same period in 2008. Charges for current tax in the six months ended June 30, 2009 amounted to $97 million compared to $56 million in the same period in 2008. Refer to note G "Taxation" to the condensed consolidated financial statements for additional information.

Equity income in affiliates

Equity income in affiliates increased to $44 million in the six months ended June 30, 2009 from a loss of $89 million in the six months ended June 30, 2008, mainly as a result of increased earnings from operations in Mali.

Noncontrolling interests net income

Net income attributable to noncontrolling interests decreased from $26 million in the six months ended June 30, 2008 to $13 million in the six months ended June 30, 2009, mainly at Serra Grande in South America and at Siguiri in Guinea due to lower production.

Liquidity and capital resources

Net cash provided by operating activities was $327 million in the six months ended June 30, 2009, $135 million higher than net cash provided of $192 million for the comparable period in 2008, mainly as a result of increased profitability and lower payments to suppliers. Net cash outflow from operating working capital items amounted to $147 million in the six months ended June 30, 2009 compared to an outflow of $245 million in the same period in 2008.

Investing activities in the six months ended June 30, 2009 resulted in a net cash inflow of $292 million compared with an outflow of $520 million in the six months ended June 30, 2008, mainly due to proceeds received from the sale of the 33.33 percent stake in Boddington. Additions to property, plant and equipment, which included capital expenditure of $499 million compared to $558 million in the same period in 2008, were recorded in the first six months of 2009.

Net cash generated by financing activities in the six months ended June 30, 2009 amounted to an inflow of $1,039 million, which is an increase of $695 million from an inflow of $344 million in the six months ended June 30, 2008, and included cash inflows from proceeds from loans of $1,961 million (which included $1.0 billion under the Term Facility, $198 million under the $1.15 billion syndicated loan facility and $732.5 million under the convertible bonds issued May 2009). Proceeds from stock issued in the six months ended June 30, 2009 amounted to $14 million. Cash outflows during the six months ended June 30, 2009 included: the capital repayment of the $1.0 billion convertible bond on February 27, 2009, $90 million on the $1.15 billion syndicated loan facility and normal scheduled loan repayments of $45 million. Debt issuance costs paid during the six months ended June 30, 2009 on the convertible bonds issued amounted to $11 million. The Company made dividend payments of $18 million (5 US cents per ordinary share) in the six months ended June 30, 2009.

As a result of the items discussed above, at June 30, 2009 AngloGold Ashanti had $2,305 million of cash and cash equivalents compared with $575 million at December 31, 2008, an increase of $1,730 million. At June 30, 2009, the Company had a total of $242 million available but undrawn under its credit facilities. During the latter part of July 2009, the Company accelerated the settlement of certain outstanding gold derivative positions, resulting in a net cash outflow of approximately $797 million.

AngloGold Ashanti is currently involved in a number of capital projects. As of June 30, 2009, $173 million of AngloGold Ashanti's future capital expenditure had been contracted for and another approximately $741 million had been authorized but not yet contracted for, as described in note P "Commitments and contingencies" to the condensed consolidated financial statements. AngloGold Ashanti has also agreed to pay approximately $244 million in cash plus a 50 percent share in certain transaction related expenses to Randgold Resources Limited ("Randgold") upon the successful completion of the acquisition of Moto Goldmines Limited ("Moto").

To service the above capital commitments and other operational requirements the Company is dependant upon existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

On May 22, 2009, the Company issued convertible bonds in the aggregate principal amount of $732.5 million as described in note D "Debt" to the condensed consolidated financial statements.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Company's covenant performance indicates that existing financing facilities will be available to meet the above commitments. For information regarding the interest rate, maturity and other terms of the $1.15 billion syndicated loan facility and the Term Facility please see "Item 5: Operating and Financial Review and Prospects – Operating Results – Liquidity" beginning on page 153 of AngloGold Ashanti's Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on May 5, 2009, as amended on May 6, 2009.

On August 24, 2009, the Company completed an amendment to the Term Facility by prepaying an amount of $750 million and satisfying certain other conditions. As a result, (i) the balance of the Term Facility has been converted into a new term loan of $250 million (the "2009 Term Facility") and (ii) a new revolving credit facility of up to $250 million has been made available (the "2009 Revolving Credit Facility").

The 2009 Term Facility and the 2009 Revolving Credit Facility will each mature on August 24, 2010 (extendable, if required, at the option of the Company until August 24, 2011) and will bear an interest margin of 4.25 per cent per annum over the higher of (i) the applicable LIBOR and (ii) the lender's cost of funds (subject to a cap of LIBOR plus 1.25 per cent per annum).

As of August 24, 2009, during the remainder of 2009 and 2010, approximately $1.3 billion of AngloGold Ashanti's debt is scheduled to mature, consisting mainly of $1.0 billion under the $1.15 billion syndicated loan facility and $250 million under the 2009 Term Facility (subject to the extension option described above).

AngloGold Ashanti intends to finance its capital expenditure requirements, its payment obligations to Randgold in connection with the Moto acquisition and the repayment of debt scheduled to mature in 2009 and 2010 from cash on hand, cash flow from operations, the remaining proceeds from the sale of its interest in the Boddington project, the proceeds from the sale of the Tau Lekoa mine, existing and new replacement credit facilities, long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.

Critical accounting policies

The preparation of AngloGold Ashanti's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company's critical accounting policies, please see "Item 5: Operating and financial review and prospects – Critical accounting policies" in the Company's Annual Report on Form 20-F for the year ended December 31, 2008 which was filed with the SEC on May 5, 2009, as amended on May 6, 2009.

Recent accounting pronouncements – adopted and issued

For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on the Company's financial statements, see notes A "Basis of presentation" and B "Accounting developments" to the condensed consolidated financial statements.

Contractual obligations

In addition to the contractual obligations as disclosed in the Company's Annual Report on Form 20-F for the year ended December 31, 2008, during the six months ended June 30, 2009, the Company drew down $1.0 billion under the Term Facility, $198 million under the $1.15 billion syndicated loan facility and issued convertible bonds in the aggregate principal amount of $732.5 million in May 2009. The Company repaid the $1.0 billion convertible bond on February 27, 2009, paid $90 million on the $1.15 billion syndicated loan facility and made normal scheduled loan repayments of $45 million.

As of June 30, 2009, $1.052 billion and $1.0 billion, respectively, were drawn under the $1.15 billion syndicated loan facility and the Term Facility.

An amount of $1.050 billion due on the $1.15 billion syndicated loan facility is included in long-term debt as of June 30, 2009. Short-term debt as of June 30, 2009 includes $1.0 billion under the Term Facility. As at June 30, 2009, the estimated fair value of all derivatives making up the hedge positions was a negative $2,502 million (at March 31, 2009: negative $2,522 million).

Recent developments

On April 9, 2009, AngloGold Ashanti announced changes to its board. Mr R E Bannerman and Mr J H Mensah retired from the board at the close of the annual general meeting held on May 15, 2009, while Prof W L Nkuhlu resigned from the board on May 5, 2009, following the filing with the SEC of its 2008 annual report on Form 20-F.

On May 18, 2009, AngloGold Ashanti launched an offering of convertible bonds issued by its wholly-owned subsidiary, AngloGold Ashanti Holdings Finance plc, unconditionally and irrevocably guaranteed by AngloGold Ashanti Limited. The bonds were priced on May 18, 2009 as follows:

- Period: 5 years, due May 22, 2014;
- Principal amount: $732.5 million;
- Interest coupon: 3.50 percent payable May 22 and November 22 each year;
- Conversion premium: 37.5 percent; and
- Conversion price per ADR: $47.6126.

On May 25, 2009, AngloGold Ashanti announced that Professor Wiseman Nkuhlu joined the board of AngloGold Ashanti, and was appointed chairman of the audit and corporate governance committee, with effect from June 1, 2009.

Also on May 25, 2009, AngloGold Ashanti gave notice of the seismic events at its Savuka mine in South Africa. A further announcement was made on June 10, 2009 in which it was reported that the sub-shaft barrel below 100 level had been damaged, together with shaft installations on 101 and 102 levels resulting in only a low volume of production from the main shaft area for the remainder of the second quarter.

On June 10, 2009, AngloGold Ashanti Limited and Thani Dubai Mining Limited announced the formation of a strategic alliance to explore, develop and operate mines across the Middle East and parts of North Africa. Each company will have a 50 percent interest in the alliance which will explore for gold, precious and base metals.

On June 26, 2009, AngloGold Ashanti announced that the sale of its 33.33 percent interest in Boddington Gold Mine to Newmont Mining Corporation had been completed. In terms of the agreement, as announced on January 27, 2009, AngloGold Ashanti received payment of $750 million in cash. A further $240 million will be settled on December 31, 2009 by way of cash, or Newmont shares or a combination of cash and shares. All refunds and reimbursements between the Company and Newmont have been settled.

On July 14, 2009, AngloGold Ashanti announced that it had resumed the export of gold from its Siguiri mine in Guinea. The Government of Guinea had placed a temporary embargo on the export of gold for a month, which was lifted at the end of June 2009. The Company agreed the advanced payment of $10 million to the Government of the Company's future environmental rehabilitation obligations, subject to an undertaking from the Government that the funds be used solely for the environmental rehabilitation of the Siguiri Mine and that the payment be offset against the balance of the Company's future environmental liabilities.

On July 16, 2009 AngloGold Ashanti announced that it had entered into a series of agreements with Randgold, which, upon the successful closing of Randgold' proposed acquisition of 100 percent of the issued share capital and outstanding options and warrants of Moto, would result in AngloGold Ashanti acquiring an indirect 50 percent interest in Moto for approximately $244 million in cash plus a 50 percent share in certain other transaction related liabilities and expenses. This was followed by a further announcement on July 27, 2009 in which AngloGold Ashanti noted that Randgold had entered into an irrevocable commitment to implement the proposed transaction. Although the Moto board had determined that the proposed Randgold transaction constituted a "superior proposal" to that made by Red Back Mining Inc on June 1, 2009 and amended effective June 26, 2009, Red Back had until the end of the day (12:00 midnight (Vancouver time)) on Tuesday, August 4, 2009 to match the Proposed Randgold Transaction and did not do so. On August 5, 2009, AngloGold Ashanti noted that Moto had entered into an arrangement agreement with Randgold to implement the transaction. The Moto board has recommended the transaction to its shareholders.

Forward-looking statements

Except for historical information, there may be matters discussed in this interim report that are forward-looking statements. In particular, the statements made under "Gold market" regarding the future performance of the gold and currency markets and "Liquidity and capital resources" regarding sources of financing are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti's strategy to reduce its hedging position including the extent and effect of the hedge reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and the outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti's liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events. Statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended December 31, 2008, which was filed with the SEC on May 5, 2009, as amended on May 6, 2009. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 28, 2009
By: /s/ L EATWELL

Name: L Eatwell
Title: Company Secretary